Lydia I. Beebe	Corporate Governance
Corporate Secretary and	6001 Bollinger Canyon Road
Chief Governance Officer	San Ramon, CA 94583
Tel 925 842 3232
Fax 925 842 2846
lydia.beebe@chevron.com
November 2, 2007
BY ELECTRONIC TRANSMISSION
Mellissa Campbell Duru, Esq.
Attorney Advisor
Mail Stop 7010
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Chevron Corporation
Definitive Proxy Statement on Schedule 14A
Filed on March 19, 2007
File No. 001-00368
Dear Ms. Duru:
In your letter dated August 21, 2007, you provided comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Chevron Corporation (“Chevron,” “the Company,” “we,” or “our”) Definitive Proxy Statement (“2007 Proxy Statement”) as incorporated by reference into Chevron’s Form 10-K for the Fiscal Year Ended December 31, 2006 (“2006 Form 10-K”). These comments and the Company’s responses are set forth below.
Please direct any questions related to the information herein to Mr. Chris Butner, Assistant Secretary, at (925) 842-2796 or by e-mail at cbutner@chevron.com.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16
The Management and Compensation Committee, page 16
Comment 1
We direct you to Item 407(e)(3)(iii) of Regulation S-K. Please revise your disclosure to more fully describe the material elements of the role of compensation consultants retained by the company and to clarify the respective roles of Hewitt Associates, which is described as the company’s “primary independent compensation advisor” and Pearl Meyer & Partners. Please disclose the nature and scope of their respective assignments and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties.
Response:
We acknowledge your Comment and will address it in our future filings by clarifying the material elements of the role of, and instructions given to, any compensation consultants retained by the Company to assist in determining executive and director compensation.
Please note that the role of the executive compensation consultant retained by the Management Compensation Committee (“Committee”) of Chevron’s Board of Directors, as well as the nature and

Mellissa Campbell Duru, Esq.
November 2, 2007

scope of the consultant’s assignment, is described in the Compensation Discussion and Analysis (“CD&A”) under each section describing each element of compensation. Hewitt Associates was the only compensation consultant retained by the Committee for executive compensation decisions for the period covered by the 2007 Proxy Statement. The Board Nominating and Governance Committee retained Pearl Meyer & Partners to advise it on compensation for the independent directors as described on page 38 of the 2007 Proxy Statement.
Competitors, page 16
Comment 2
Please revise to disclose the 25 “capital-intensive international companies” against which compensation is benchmarked. Moreover, expand your disclosure to clarify the “similar business characteristics” that are shared between the company and the 25 general industry comparators. Please see Item 402(b)(2)(xiv) of Regulation S-K.
Response:
We acknowledge your Comment and will address it in our future filings by listing the companies included in the general industry group and clarifying the similar business characteristics shared between Chevron and the general industry group.
Comment 3
We note that you choose to benchmark various elements of compensation against three separate groups, the competitor peer group, the general energy industry and the aforementioned group of 25 companies. Provide further explanation as to why you choose to benchmark certain elements of compensation and not others against a particular compensation group.
Response:
We respectfully submit that our current disclosure is appropriate and that no further disclosure is necessary.
The Company describes two benchmark groups in the CD&A used for pay comparisons—the twelve company energy competitor group and the 25 company general industry group. The Committee uses both groups in setting each element of compensation, including executive base salaries and awards under the Management Incentive Plan and the Long-Term Incentive Plan, as well as in setting total compensation. The Committee uses the twelve company energy competitor group as a primary benchmark because this group includes the main companies with which Chevron competes for energy company executives. As a secondary reference, the Committee reviews its pay decisions against the general industry group, which includes large non-energy companies comparable to Chevron in size and scope of operations. This group represents a labor market with whom we may compete for talent outside of the energy industry.
We explain the use of these two benchmark groups when discussing each element of pay in the CD&A. For example,
•	under “Base Pay” on page 18, the Company states “[a]verage executive base salaries are benchmarked to similar type positions of the twelve energy competitors identified above. When establishing the salary structure, the Committee also reviews non-oil company pay information”;

•	under “Short-Term Incentive (Management Incentive Plan)” on page 19, the Company indicates that individual awards “are based on the competitive annual bonus practices of [the] energy

Mellissa Campbell Duru, Esq.
November 2, 2007

company competitors, with reference to the award levels of the general industry comparator group”; and

•	under “Long-Term Incentive (Long-Term Incentive Plan)” on page 21, the Company indicates that “individual grants vary by salary grade and are based on valuations of grants made by the energy competitors” and that a review of “general industry grant levels is also done for calibration.”
Also described in the CD&A is a group of four major global energy company competitors that comprise a subset of the primary benchmark group used for setting executive compensation and is also used to rank Chevron’s total stockholder return. Total stockholder return is then used to determine the payout, if any, of performance shares granted under the Long-Term Incentive Plan. The Committee uses this select group of major integrated oil companies to ensure that the potential for payout of long-term incentive plan grants (in the form of Performance Shares) is based upon Chevron’s performance over a defined performance period as compared to its competitors that are most similar to Chevron in size, complexity of business and scope, location of operations and which primarily compete for shareholder investment in the large energy industry market.
Key Elements of Compensation, page 17
Allocation Among Components, page 18
Comment 4
You indicate that each element of compensation is generally targeted to approximate the median of the comparator group. Please disclose the percentiles represented by actual compensation paid for 2006. To the extent actual compensation paid to an executive officer varied from the targeted percentile, provide an analysis of the reasons for the divergence.
Response:
We respectfully submit that our current disclosure is appropriate and that no further disclosure is necessary.
We understand Item 402 of Regulation S-K to require disclosure of the delineated items under Item 402(b)(1) and any other information (including the items delineated under Item 402(b)(2)) that, under the facts and circumstances, is material. As an over-arching principle, we understand that disclosure should “provide to investors material information that is necessary to understanding the registrant’s compensation policies and decisions regarding the named executive officers.” Regulation S-K, Item 402(b), Instruction No. 1.
With respect to Chevron’s executive compensation, we respectfully submit that the percentage by which a named executive officer’s compensation deviates from a competitive median does not represent “material information that is necessary to understanding the registrant’s compensation policies and decisions regarding named executive officers.” As discussed throughout the Company’s CD&A, approximating compensation at a competitive average or median is only one of a number of factors that ultimately determine actual compensation. The Committee considers not only market competitor data, but also an employee’s individual performance, tenure, skills, retention objectives, and other factors that necessarily involve the Committee’s subjective assessment of the appropriateness of an individual’s compensation. The Company also believes that disclosing a deviation from the median would not assist investors in understanding the Company’s compensation decisions but, rather, would create the misimpression that competitive medians are hard targets and the sole determinant in actual compensation.

Mellissa Campbell Duru, Esq.
November 2, 2007

Comment 5
The emphasis of your Compensation Discussion and Analyses should not be the compensation committee’s processes and deliberations, but rather an analysis of the resultant compensation. Throughout your Compensation Discussion and Analysis and as to each compensation element, revise to provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation you did for 2006. For example, on page 18, you state that the committee does not use a specific formula to weigh the performance factors used in determining the amount of compensation or the allocation of compensation to the various elements and that the weight given each factor is within the committee’s discretion and judgment, but is designed to target median values. You also state that the committee considers the appropriateness of the entire package. In your Compensation Discussion and Analysis, please revise to analyze how the committee’s consideration of the performance factors, its discretion, judgment and considerations of appropriateness resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.
Response:
We respectfully submit that our current disclosure is appropriate and that no further disclosure is necessary.
We understand this Comment to request that, in future filings, we include additional disclosures concerning (a) why and how Chevron chose to pay the particular forms and amounts of compensation in the reporting year; (b) how the Committee considered performance factors and used its discretion and judgment to determine the amounts paid; and (c) how amounts paid compared to the target or median values or other benchmarks considered.
Concerning (a), we understand Item 402(b)(1) of Regulation S-K to require, among other things, disclosure of “why the registrant chooses to pay each element,” and “how the registrant determines the amounts.” Consistent with these requirements and the additional guidance contained in Item 402(b)(2) of Regulation S-K, our disclosure in the 2007 Proxy Statement includes:
•	an identification of each of the four primary forms of compensation paid to our named executive officers, namely: base pay, short-term incentives, long-term incentives and other benefits, and a description of the purposes of each form of compensation (pages 17-22);

•	a description of why we believe these four primary forms of compensation are the appropriate compensation vehicles to achieve our compensation objectives (pages 16-17);

•	a description of why we do not use specific formulas for allocating total compensation among the four primary forms of compensation (page 18);

•	a description of how and why the overall appropriateness of total compensation is ultimately within the discretion and judgment of the Committee (page 18);

•	a description of how base salaries are determined and why named executive officer base salaries were adjusted in 2006 (pages 18-19);

•	a description of how short-term incentives are determined (subject to revised disclosure as per Comment 8, below) and the short-term incentives received by named executive officers in 2006 (pages 19-20);

Mellissa Campbell Duru, Esq.
November 2, 2007

•	a description of how long-term incentives are determined (subject to revised disclosure as per Comment 10, below) and the long-term incentives received by named executive officers in 2006 (pages 20-22); and

•	a description of how benefit programs for named executive officers are determined (page 22).
Concerning (b), the Company’s CD&A includes a number of statements concerning the Committee’s consideration of individual and company performance, and its exercise of discretion and judgment when determining compensation. Specifically, our disclosure includes, with respect to base salaries, short-term incentives and long-term incentives, a description of the factors, both objective and subjective, considered by the Committee (see pages 18, 20 and 22 of the 2007 Proxy Statement).
More importantly, the Company does not believe that the level of detail requested by this Comment is required under the rules. Specifically, the Company does not believe that the rules require, nor is it appropriate for, the Company to disclose the deliberations of the Committee in setting compensation. In the release adopting the revised executive compensation rules, the Commission stated, “[a]lthough the CD&A discusses Company compensation policy and decisions, the CD&A does not address the deliberations of the compensation committee.” Release No. 33-8732A at p.41. The Company’s executive compensation structure is set up so that the Committee has significant discretion when determining compensation for named executive officers. This discretion is exercised in the form of extensive deliberations by the Committee, which takes into account numerous subjective considerations, in addition to objective considerations described in our disclosure. Although we disclose these considerations, we do not believe that the CD&A must nor should include a recitation of the Committee’s deliberations or, more accurately, management’s conjecture as to the Committee’s deliberations. Accordingly, we respectfully submit that our disclosure is appropriate and that no further disclosure is necessary.
Concerning (c), we refer you to our response to Comment 4, above.
Base Pay, page 18
Comment 6
Please revise to more clearly identify the “goals, objectives and strategic intents” you reference in your disclosure with respect to the determination of actual salaries. See Item 402(b)(1)(v) of Regulation S-K. In addition, specify how Mr. O’Reilly’s “responsibility and contributions,” to the company, the size and complexity of the business and his relative compensation position with respect to the peer group, factored into the base salary awarded. Similarly address how each named executive officer’s “individual performance” and competitive market position factored into the salaries awarded to such executives. See Item 402(b)(2)(vii) of Regulation S-K.
Response:
We respectfully submit that our current disclosure is appropriate and that no further disclosure is necessary.
We understand this Comment to request that, in future filings, we include additional disclosures or clarifications concerning the factors taken into account when determining the base salary for the Chief Executive Officer and the other named executive officers. Under “Base Pay,” the Company discloses the basis for the Committee’s base salary decisions. The Comment requests how the Committee, when making its decision, factored each basis into the base salary awarded. As disclosed, base salaries are not set by a formula. Instead, the Committee exercises its discretion after extensive deliberations, taking into account the compensation objectives, recommendation of the independent compensation consultant and

Mellissa Campbell Duru, Esq.
November 2, 2007

factors disclosed. As discussed in response to Comment 5 above, the Company does not believe that the rules require, nor is it appropriate for, the Company to disclose the deliberations of the Committee in setting compensation.
Comment 7
As noted in Section II.B.1 of Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, please explain the reason why the chief executive officer’s base salary was significantly higher than that of the next highest paid named executive officer. Similarly, explain why the chief financial officer received less base salary and equity compensation than the executive vice president.
Response:
We respectfully submit that (a) the disclosure requested in this Comment is not required and (b) our current disclosure is appropriate and that no further disclosure is necessary.
We do not read Item 402(b) of Regulation S-K or the Staff’s interpretive guidance to Item 402(b) to require an explanation of why one named executive officer receives more compensation than another. We acknowledge that the CD&A “should be sufficiently precise to identify material differences in compensation policies and decisions for individual named executive officers where appropriate.” Release No. 33-8732A at p.35. The compensation philosophy and policies discussed throughout the Company’s CD&A apply equally to all executive officers. As described under “Base Pay” in our CD&A, differences in salaries for the named executive officers are attributable to a number of factors, including position scope and responsibilities, market factors associated with the skill set for the position, and competitor salaries for the position (as validated by external market studies and internal job evaluations), as well as individual performance, tenure, skills, retention objectives, and other factors, which necessarily involve the Committee’s subjective assessment of the appropriateness of an individual’s compensation. This does not mean that the framework of the Company’s compensation philosophy and objectives is applied differently between named executive officers. The general philosophy, methodology for use of market analysis and grade placement and deliberation of individual factors to determine pay actions are consistently applied to all named executive officers. Accordingly, we believe our current disclosure is appropriate and that no further disclosure is necessary.
Short-Term Incentive, page 19
Comment 8
We direct you to Instruction 1 to Item 402(b) of Regulation S-K. Your discussion in this section is unclear. Please revise to provide a more concise and simplified analysis of how the Management Incentive Plan works in practice. For example, revise to clarify the following in your disclosure:
•	an analysis of how corporate, reporting unit, business unit and individual performance determined the award amounts;

•	the “desired leadership behaviors” that factor into the amounts of the awards and that comprise the Leadership Performance Factor;

•	an analysis of how the mentioned factors helped determine the corporate fund and the corporate fund’s relationship to the compensation paid to the named executive officers;

•	what a reporting unit rating is, the specific operational and financial metrics used to establish the reporting unit rating and how it is applied to determine the awards distributed; and,

Mellissa Campbell Duru, Esq.
November 2, 2007

•	whether there is an upper limit or a defined range within which the MIP total fund and corporate fund component are set, and if yes, identifying the upper limit or defined range used in the prior fiscal year.
Response:
We respectfully submit that our current disclosure is appropriate and that no further disclosure is necessary. For example, our disclosure includes the following:
•	in explaining how the various factors in the MIP award formula work together to determine the actual award amounts, on page 19 we describe the formula and each component of the formula, as well as the relative relationship for each factor, and on page 20 we describe the process for determining each factor in the formula;

•	the “desired leadership behaviors,” are discussed on page 19 and include, “supporting diversity, leadership, teamwork, communication, developing employees, creativity and innovation, and building partnerships”;

•	in explaining how the Committee sets the corporate fund rating factor, the Company states on page 19 that, “a formula of specifically weighted factors is not used to determine the total MIP fund available . . . .” Further, on page 20 the Company states, “[s]enior management makes a corporate fund recommendation to the Committee based on its internal assessment of Chevron’s performance both against plan and against the energy company competitor group . . . . The Committee makes its final determination based on the input from management and [the Committee’s] independent review and discussion of operating results . . . .” Further, as noted on page 20, the Committee set the corporate fund rating at 150% of par, increasing the target award by multiplying it by 1.5;

•	the Company states on page 19, “RU and SBU financial and strategic objectives are set at the beginning of each year. Financial objectives are developed for: earnings, return on capital employed (ROCE), cash flow, operating expense and other key operating measures. Non-financial measures such as safety, diversity and reliability are also included in the evaluation process. Results are measured against internal objectives and against external oil company competitor results.” Further, the Company states on page 19, “a formula of specifically weighted factors is not used to determine the . . . reporting unit ratings . . . .” On page 20, the Company states, “RU or SBU ratings are based on the relative contribution between units, and, where available, include a relative review of the unit’s performance against the energy competitors”;

•	the Company states on page 20 that the corporate rating typically varies between 50% and 200%, but that there is not an upper limit or defined range for the corporate fund factor.

Mellissa Campbell Duru, Esq.
November 2, 2007

Comment 9
Supplement your diagram and disclosure to show, by reference to the awards made pursuant to the Management Incentive Plan to the named executive officers, how the identified components in the formula work together in deriving an amount or award. As noted above, please revise to include an analysis of why the resultant amount or award was paid. See Item 402(b)(1)(v) of Regulation S-K.
Response:
We respectfully submit that our current disclosure is appropriate and that no further disclosure is necessary.
We understand this Comment to request that, in future filings, we include additional disclosures concerning (a) how the components of the Management Incentive Plan formula work together to determine a named executive officer’s actual award and (b) the reasons for the actual MIP award paid to each named executive officer. We refer you to our response in Comment 8, above. In addition, please note that our disclosure on page 20 of the 2007 Proxy Statement includes the following:
•	“The CEO’s award is based solely on Company and individual performance. Based on the Company’s performance noted above and the CEO’s individual performance, and the recommendation of the Committee’s compensation consultant, the Committee recommended, and the independent Directors of the full Board approved, a MIP award for 2006 in the amount of $3,500,000, unchanged from the MIP awarded in 2005”; and

•	“The MIP awards for each of the other named executive officers, shown in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table,” were also unchanged from the MIP awards in 2005, except for Mr. Crowe whose increase is attributable to his promotion to CFO in January 2005.”
Long-Term Incentive (Long Term Incentive Plan), page 20
Comment 10
We refer you to Items 402(b)(1)(v) and 402(b)(2)(ix) of Regulation S-K. Revise to clarify the quantitative and qualitative factors considered in determining amounts awarded under the plan based on reference to specific targets established for each of the named executive officers. Although you disclose that payout of performance shares occurs only if the company’s TSR meets or outperforms the median of the competitor group, you have omitted disclosure of the actual TSR of the last fiscal year or the “median” target level established during fiscal 2006. Please disclose all targets established for fiscal 2006. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.
Response:
We respectfully submit that our disclosure concerning the Company’s LTIP is appropriate and that no further disclosure is necessary.

Mellissa Campbell Duru, Esq.
November 2, 2007

We understand this Comment to request that, in future filings, we include additional disclosures and other revisions concerning (a) the factors considered by the Committee in setting performance-related objectives for LTIP grants to NEOs, (b) the specific targets established for such grants, (c) the quantitative and qualitative factors considered in determining actual grants, and (d) the targeted and actual total shareholder return (“TSR”) for the reporting year.
In summary, there are no specific targets or performance-related objectives for LTIP grants; the only “factor” considered by the Committee in determining LTIP grants is the size and valuation of similar incentive opportunities to persons in similar positions at Chevron’s major energy competitors; and Chevron’s TSR is relevant solely for purposes of determining the number of performance shares earned and cash value of those shares at the end of a performance cycle.
As described on pages 21 and 22 of the 2007 Proxy Statement, LTIP awards are determined as follows:
•	near the end of the Company’s annual employee evaluation and compensation cycle, the Committee reviews data provided by its compensation consultant concerning long-term incentive award sizes and valuations to persons in similar positions at Chevron’s major energy competitors;

•	based upon the above data and in keeping with the Committee’s objective to generally establish compensation award sizes near the market median (in this case the median of such awards at Chevron’s major energy competitors) the Committee then approves the appropriate award sizes and valuations for each salary grade (as recommended by management);

•	named executive officers receive LTIP awards consistent with their salary grade and the Company’s CEO receives an award that is appropriate relative to his peers in the energy industry;

•	LTIP awards are a mix of nonqualified stock options and performance shares;

•	nonqualified stock options are awarded at the closing price on the day of grant, vest in equal annual installments over three years and “their ultimate value depends entirely on appreciation of Chevron stock” above the initial grant price;

•	performance shares are denominated in shares but are paid in cash at the end of the three-year performance period and their value is a function of stock price and Chevron’s total shareholder return (“TSR”) (defined on page 18 as “stock price appreciation plus dividends on a reinvested basis”) as compared to that of its major energy peers; and

•	Chevron’s TSR by itself is not a performance target, but a factor in determining the ultimate value of the performance shares.
The effect and application of Chevron’s TSR relative to that of its peers is discussed in detail in Footnote 2 to the Grants of Plan-Based Awards table and Footnote 6 to the Option Exercises and Stock Vested table (subject to our revised disclosure, as per Comments 12 and 14, below). The latter footnote specifically explains how Chevron’s TSR compared to that of its peers as to performance share awards that were paid out in 2006. We elected to simply reference these more detailed discussions in the CD&A because we understand that the CD&A is intended to be an overview “of the information contained in the tables” and should not be a “mere repetition of the information in the tables.” Release No. 33-8732A at p.36. We respectfully submit that including the actual TSR for Chevron and each of its major energy competitors and the extensive data underlying the calculation of TSR is a level of detail that is not

Mellissa Campbell Duru, Esq.
November 2, 2007

material to an investor’s understanding of Chevron’s LTIP awards and would not add any more meaning to the present disclosure.
Comment 11
Consistent with the requirements of Item 402(b)(1)(v) of Regulation S-K, please clarify the factors considered when awarding the above and below standard individual grants made on a case-by-case basis each year. Moreover, specify the number of such grants if any, made to any of the named executive officers.
Response:
We intend to omit the reference to “above-standard or below-standard awards” in our future filings because named executive officers have not historically received such awards. In the event a named executive officer should receive such an award in the future, we will address it in the appropriate filing.
Comment 12
If true, please revise to disclose and clarify that the performance modifier metric is determined in a manner that ensures that company performance is measured not on an absolute basis but rather relative basis in order to discount any drastic changes in absolute performance that are the result of industry-wide changes in oil and gas prices that are unique to your industry.
Response:
We respectfully submit that our disclosure concerning the performance modifier metric is appropriate and that no further disclosure is necessary.
For performance shares granted under the Long-Term Incentive Plan, the performance modifier is determined on a relative basis with respect to the four major energy company competitors described on page 17 of the 2007 Proxy Statement. This is described on page 21 of the 2007 Proxy Statement under “MD&A—Long-Term Incentive (Long-Term Incentive Plan)”, on page 26 in footnote 2 of the Grants of Plan-Based Awards table and on page 28 in footnote 6 of the Option Exercises and Stock Vested table.
Grants of Plan-Based Awards, page 26
Comment 13
It does not appear that the tabular information presented in the table is complete. To the extent that the targets disclosed in column (d) are further adjustable based on the additional application of the percentage multipliers with respect to the corporate fund, reporting unit or strategic business unit ratings and the Leadership Performance Factor multiples noted in footnote 1, please revise to show the maximum amount of an award in column (e) of the table for each named executive officer. See Instruction 2 to Item 402(d) of Regulation S-K.
Response:
We respectfully submit that our current disclosure is appropriate and that no further disclosure is necessary.
With respect to minimum and maximum payouts under long-term incentive plans, we understand the Staff’s position, set forth in item 8 of Section J—Item 402 of Regulation S-K of the Manual of Publicly Available Telephone Interpretations, to be as follows, “[i]f plans do not include thresholds or maximums (or equivalent items), the registrant need not include arbitrary sample threshold and maximum amounts.

Mellissa Campbell Duru, Esq.
November 2, 2007

For example, an LTIP plan that does not specify threshold or maximum payout amounts . . . , threshold and maximum levels need not be shown as “0” and “N/A” because the payouts theoretically may range from nothing to infinity. Rather, an appropriate footnote should state that there are no thresholds or maximums (or equivalent items).” As described in Footnote 1 to the Grants of Plan Based Awards table, the Management Incentive Plan pays a cash award and “the plan does not provide for a minimum (threshold) or maximum awards.”
Comment 14
Avoid overly complex presentations that make the substance of your disclosure difficult to understand. Please revise the disclosure in footnote 2 to clearly and concisely explain how performance shares are paid for and how the “performance modifier” is determined and applied. See Item 402(e) of Regulation S-K.
Response:
We respectfully submit that our disclosure concerning the performance shares and the performance modifier is not overly complex and is as clear and concise as can be, given the terms of the plan.
The determination and application of the performance modifier is described not only on page 26 in footnote 2 of the Grants of Plan-Based Awards table, but also on page 28 in footnote 6 of the Option Exercises and Stock Vested table. In the latter, we describe the basis for the performance modifier and its specific application to the payout of performance share awards in 2006.
Please note that performance share awards are not paid for by the grantees. We acknowledge that Instruction No. 5 to Item 402(d) of Regulation S-K requires a footnote to the appropriate column of the Grants of Plan-Based Awards Table of the “dollar amount of consideration, if any, paid by the executive officer for the award.”
Potential Payments Upon Termination or Change in Control, page 32
Comment 15
Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.
Response:
We respectfully submit that our current disclosure is appropriate and that no further disclosure is necessary.
As indicated in the introduction to the “Potential Payments Upon Termination or Change-in-Control” section on page 32 of the 2007 Proxy Statement, Chevron’s named executive officers “do not have employment contracts or any special guaranteed payments due upon retirement, nor are they eligible for enhanced severance or acceleration of outstanding equity grants in the event of a Change-in-Control.” Following this statement is a table for each named executive officer which delineates each type of benefit and payment due upon termination under any one of four termination events, i.e. “termination for any reason other than death, disability or cause,” “termination due to disability,” “termination due to death,” and “termination for cause.”

Mellissa Campbell Duru, Esq.
November 2, 2007

We understand Item 402(j)(3) of Regulation S-K to require an explanation of “how the appropriate payment and benefit levels are determined” under these circumstances and, accordingly, have included footnotes with such explanations. For example, we respectfully direct your attention to:
•	Footnote 1 to each table on pages 32 through 36, which describes the method of calculating the noted payments and benefits due each named executive officer in the event of termination for any reason other than death, disability or cause;

•	Footnote 2 to each table on pages 32 through 36, which describes the method of calculating the noted payments and benefits due each named executive officer in the event of termination due to death;

•	Footnote 3 to each table on pages 32 through 36, which describes the method of calculating the noted payments and benefits due each named executive officer in the event of termination for cause; and

•	Supplementary notes to each table on pages 32 through 36, which describe whether the named executive officer is eligible for early retirement benefits and the present value of such benefits.
In summary, we believe our current disclosure is consistent with the requirements of Item 402(j) of Regulation S-K and that no further disclosure is necessary.
*      *      *
As requested in your letter, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Proxy Statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the 2007 Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust the above responses adequately address the comments in your letter. If you have any questions or further comments, please contact Mr. Chris Butner, Assistant Secretary, at (925) 842-2796 or by e-mail at cbutner@chevron.com.
Very truly yours,
/s/ Lydia I. Beebe

Lydia I. Beebe
Corporate Secretary and Chief Governance Officer

cc:	David J. O’Reilly, Chairman and Chief Executive Officer
Charles A. James, General Counsel